SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 9)(1)

                               RONSON CORPORATION
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   776338 20 4
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 10, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

                             Exhibit Index on Page 6
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  776338 20 4            13D                  Page 2 of 8 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                          STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS
                        WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        DELAWARE
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 NUMBER OF        7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                      316,199
  OWNED BY     -----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                  8         SHARED VOTING POWER

                                  -0-
               -----------------------------------------------------------------
                  9         SOLE DISPOSITIVE POWER

                                  316,199
               -----------------------------------------------------------------
                 10         SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    316,199
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                        / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                    PN
================================================================================

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CUSIP No.  776338 20 4            13D                  Page 3 of 8 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      WARREN LICHTENSTEIN
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                       316,199
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8         SHARED VOTING POWER

                                   - 0 -
               -----------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                                   316,199
               -----------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

                                   - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    316,199
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                      / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                    IN
================================================================================

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CUSIP No.  776338 20 4            13D                  Page 4 of 8 Pages
--------------------------                       -------------------------------


         The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 9, the Schedule 13D remains in full force and effect.

Item 4 is hereby amended to add the following

Item 4.           Purpose of Transaction.

                  On June 10, 1999 the Reporting  Persons sent a letter to Louis
V. Aronson, II, the Issuer's Chief Executive Officer and President the Issuer, expressing the Reporting Persons' continued dissatisfaction with the performance of the Issuer and requesting a meeting with the Issuer's Board of Directors to discuss the reasons behind the Board's rejection of Steel Partners' proposal to acquire all of the issued and outstanding shares of Common Stock (other than shares of Common Stock owned by the Reporting Persons) for $5.25 per share. The letter is filed as Exhibit 7 to this Amendment No. 9 to Schedule 13D and incorporated herein by reference.

Item 7 is amended to read as follows:

Item 7.           Material to be Filed as Exhibits.

         1.       Joint Filing Agreement

         2. Letter dated August 14, 1998 from Steel Partners II, L.P. to the Chief Executive Officer and Board of Directors of the Issuer

         3. Letter dated December 15, 1998 from Steel Partners II, L.P. to the Chief Executive Officer and Board of Directors of the Issuer

         4.       Letter dated December 22, 1998 from Steel Partners II, L.P. to
                  Louis  V.  Aronson,   II,  the  Chief  Executive  Officer  and
                  President of the Issuer

         5. Text of Press Release issued by Steel Partners II, L.P. on January 27, 1999

         6.       Letter  dated May 13,  1999 from Steel  Partners  II,  L.P. to
                  Louis  V.  Aronson,   II,  the  Chief  Executive  Officer  and
                  President of the Issuer

         7.       Letter dated June 10, 1999 from Steel Partners,  L.P. to Louis
                  V. Aronson, II, the Chief Executive Officer and President of the Issuer

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CUSIP No.  776338 20 4            13D                  Page 5 of 8 Pages
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                                   SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 14, 1999            STEEL PARTNERS II, L.P.

                                      By: Steel Partners, L.L.C. General Partner

                                      By: /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          Warren G. Lichtenstein
                                          Chief Executive Officer

                                          /s/ Warren G. .Lichtenstein
                                          --------------------------------------
                                          WARREN G. LICHTENSTEIN

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CUSIP No.  776338 20 4            13D                  Page 6 of 8 Pages
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                                  Exhibit Index

                                                                            Page
                                                                            ----

1.             Joint Filing Agreement (previously filed)                    -
2.             Letter dated August 14, 1998 from Steel Partners,            -
               to the Chief Executive Officer and Board of
               Directors of the Issuer (previously filed)
3.             Letter dated December 15, 1998 from Steel Partners           -
               II, L.P. to the Chief Executive Officer and Board of
               Directors of the Issuer (previously filed)
4.             Letter dated December 23, 1998 from Steel Partners           -
               II, L.P. to Louis V. Aronson, II, the Chief
               Executive Officer and President of the Issuer
               (previously filed)
5.             Text of Press Release issued by Steel Partners II,           -
               L.P. on January 27, 1999
6.             Letter dated May 13, 1999 from Steel Partners II,            -
               L.P. to Louis V. Aronson, II, the Chief Executive
               Officer and President of the Issuer
7.             Letter dated June 10, 1999 from Steel Partners II,           7
               L.P. to Louis V. Aronson, II, the Chief Executive
               Officer and President of the Issuer

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CUSIP No.  776338 20 4            13D                  Page 7 of 8 Pages
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                             STEEL PARTNERS II, L.P.
                              150 East 52nd Street
                                   21st Floor
                            New York, New York 10022


                                              June 10, 1999

Louis V. Aronson, II
Chief Executive Officer and President
Ronson Corporation
Corporate Park III, Campus Drive
P.O. Box 6707
Somerset, NJ  08875-6707

Dear Mr. Aronson:

         In response to your letter of June 1999 and as you know, Steel Partners II, L.P. ("Steel Partners") is the second largest stockholder of Ronson. Steel Partners is of the belief that the Ronson Board should accept its all-cash offer of $5.25, which is not subject to financing and which you mischaracterize as conditional and contingent in your letter of June 3, 1999. All conditions can be satisfied by a negotiated transaction approved by the Board of Ronson.

         Your letter further expresses the unconditional support of the Board for its business plan which has to date failed to improve the Company's performance or enhance stockholder value. Accordingly, we again request a meeting with the Board so that we can understand why the Board believes its ongoing strategic plan envisioned for the Company as expressed in the Company's annual report is in the best interest of its Company and its stockholders. We continue to be concerned about environmental cleanup matters, the aviation business and the Company's inability to capitalize on its core business segment.

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CUSIP No.  776338 20 4            13D                  Page 8 of 8 Pages
--------------------------                       -------------------------------


         We trust then that rather than continuing an ongoing letter writing and press release campaign against Steel Partners, as we have previously stated, that we schedule a face to face meeting in the best interest of the Company and all of its stockholders.



                                            Very truly yours,

                                            /s/ Warren G. Lichtenstein

                                            Warren G. Lichtenstein
                                            Managing Member of General Partner

cc:      Board of Directors
         -  Robert A. Aronson
         -  Erwin M. Ganz
         -  Gerard J. Quinnan
         -  Justin P. Walder
         -  Saul H. Weisman
         -  Albert G. Besser